UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-50480

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 293866208

(Check one):	☐Form 10-Q	☐ Form 20-F	☐ Form 11-K	☑ Form 10-K	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		August 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EN2GO INTERNATIONAL, INC.
Full Name of Registrant

Medusa Style Corporation
Former Name if Applicable

2921 West Olive Avenue
Address of Principal Executive Office (Street and Number)

Burbank, California 91505
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

En2Go International, Inc. cannot timely file its Annual Report on Form 10-K for the year ended August 31, 2009 due to reasons that could not be eliminated without unreasonable effort or expense due to continued review needed to finalize the August 31, 2009 audited financial statements and Form 10-K.

PART IV — OTHER INFORMATION

(1)		Name and telephone number of person to contact in regard to this notification.

Paul Fishkin	(818)	433-7191
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

EN2GO INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 30, 2009	By:	PAUL FISHKIN
Paul Fishkin, President, Chief Financial Officer and Principal Accounting Officer